Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RE/MAX Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-191519) on Form S-8 and (No. 333-207629) on Form S-3 of RE/MAX Holdings, Inc. of our reports dated February 24, 2017, with respect to the consolidated balance sheets of RE/MAX Holdings, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of RE/MAX Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado
February 24, 2017